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                            February 10, 2021

       John Farlinger
       Executive Chairperson and Chief Executive Officer
       Assure Holdings Corp.
       4600 South Ulster Street, Suite 1225
       Denver, Colorado 80237

                                                        Re: Assure Holdings
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 1,
2021
                                                            File No. 333-251829

       Dear Mr. Farlinger:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2021 letter.

       Amendment No. 1 to Form S-1

       Management's Discussion and Analysis, page 50

   1. We have read your revision related to comment 4. Please address the following:

                                                              You disclose on
page 52 that "PEs are contracted with neurologists/readers to provide
                                                            IONM coverage,
during a surgery in a telehealth capacity, as a level of redundancy and risk mitigation
with the onsite Technical IONM services." It would appear then that professional
services are provided only in tandem with some technical services.
                                                            Clarify in your
document under what circumstances, if any, that only technical services or
professional services would be provided on a standalone basis.
 John Farlinger
Assure Holdings Corp.
February 10, 2021
Page 2
            Please explain the disclosure on pages 51 and 54 that you retained 100% of professional revenue for a given number of cases. Please explain what such 100%
          retention means and describe the cases that do not fit this meaning. Report of Independent Registered Public Accounting Firm, page F-2

2. We have read your response and revision related to comment 8. If no revision is necessary to the audit report, please identify the information provided in Note 11 warranting a dual date therefor.
General

3. We note the revisions in response to comment 12. Please revise your disclosure to specifically state whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce such provision. Further, if the provision applies to
      Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
       You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Farlinger
                                                            Division of
Corporation Finance
Comapany NameAssure Holdings Corp.
                                                            Office of Life
Sciences
February 10, 2021 Page 2
cc:       Kenneth Sam
FirstName LastName